                                                Filed Pursuant to Rule 424(b)(3)
                                                          File Number 333-110242


                           PROSPECTUS SUPPLEMENT NO. 4

 To Prospectus dated November 13, 2003 as supplemented by Prospectus Supplements
           Dated November 14, 2003, March 10, 2004 and April 7, 2004

                            (SEC File No. 333-110242)

                                MICROISLET, INC.

This Prospectus Supplement No. 4 supplements our prospectus dated November 13, 2003, Prospectus Supplement No. 1 dated November 14, 2003, Prospectus Supplement No. 2 dated March 10, 2004 and Prospectus Supplement No. 3 dated April 7, 2004. The prospectus relates to the resale of shares of our common stock by the selling stockholders identified in the prospectus (including their transferees, pledgees, donees or other successors). You should read this Prospectus Supplement No. 4 in conjunction with the prospectus and the prior prospectus supplements listed above.

Our common stock is traded on the American Stock Exchange under the symbol
"MII".

AMENDMENTS TO SELLING STOCKHOLDER TABLE

         The information relating to those selling stockholders listed in the table below and certain footnotes contained in the table of selling stockholders listed in the prospectus is hereby amended as follows:

                                       COMMON
                           COMMON      STOCK                     TOTAL COMMON
                           STOCK     UNDERLYING                     STOCK             MAXIMUM          SHARES OF COMMON
                        ACQUIRED IN    COMMON     OUTSTANDING    BENEFICIALLY        NUMBER OF        STOCK BENEFICIALLY
                          OFFERING     STOCK        COMMON       OWNED BEFORE      SHARES OFFERED           OWNED
 SELLING STOCKHOLDER       NUMBER      WARRANT      STOCK          OFFERED             HEREBY           AFTER OFFERING
 -------------------       ------      -------      -----          -------             ------           --------------
                                         (1)         (11)
          NAME             NUMBER      NUMBER       NUMBER      NUMBER     %+          NUMBER         NUMBER          %+
          ----             ------      ------       ------      ------     --          ------         ------          --
Cindy Dolgin               200,000      80,000          --       280,000       *        280,000      115,398   (5)     *
Peter Knobel               200,000      80,000          --       280,000       *        280,000      721,000   (5)   1.9%
1996 Knobel Childrens'
  Investment Trust (2)     200,000      80,000          --       280,000       *        280,000      220,500   (5)     *
Ronald Katz                150,000      60,000          --       265,000       *        210,000      352,200   (6)     *
Harold Levine              100,000      40,000          --       150,000       *        140,000      228,461   (7)     *
Eric T. Singer              50,000      20,000          --        70,000       *         70,000      138,462   (8)     *
Matthew Balk                30,000      12,000          --        42,000       *         42,000       42,000   (9)     *
Jason Adelman (10)          50,000          --      20,000        70,000       *         70,000           --
John J. Hagenbuch,
  Trustee U/D/T
  September 13, 1995 (3) 1,322,200     528,880          --     3,819,852     9.6%     1,851,080    1,968,772         5.0%
Irv Minnaker (4)                --      32,400          --       103,992       *         32,400       39,192           *
Lee Skoblow (4)                 --      32,400          --       103,992       *         32,400       39,192           *
                     ============================================================================= =======================
               Total:    2,402,200   1,005,680      20,000                            3,427,880

* Less than one percent.

+ Percentage ownership based on 38,890,580 shares of common stock outstanding as of May 20, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares.

(1) The selling stockholders (other than World Link Asset Management, Irv Minnaker and Lee Skoblow) were issued these warrants in connection with purchases of common stock by them. World Link Asset Management was issued a warrant to purchase 6% of the shares of common stock sold in this financing to investors introduced to us by World Link Asset Management that was later assigned to Mr. Minnaker and Mr. Skoblow as described in Note 4 below. All of the warrants have an exercise price of $1.00 and are exercisable until October 31, 2006.

(2) Peter Knobel and Marc Solomon are trustees of the selling stockholder and have shared voting and investment power with respect to the securities held.

(3) John J. Hagenbuch is the trustee of the selling stockholder and has sole voting and investment power with respect to the securities offered in this prospectus. The shares listed as beneficially owned by Mr. Hagenbuch include 1,758,772 shares held by Jackson St. Partners, and 10,000 shares held by Mr. Hagenbuch's minor children, for which Mr. Hagenbuch may be deemed to share voting and investment control with his spouse. Mr. Hagenbuch's spouse is the sister of John F. Steel IV, our Chairman and Chief Executive Officer. Also includes 200,000 shares subject to an immediately exercisable warrants issued to the selling stockholder. The ownership information for the selling stockholder in this table with respect to those shares held by Jackson St. Partners is based solely on information disclosed on Schedule 13G under the Securities Exchange Act of 1934. In October 2003, 1,022,200 of the shares of common stock and 408,880 of the shares subject to the warrant included in this offering were issued to the selling stockholder in exchange for the cancellation of two promissory notes held by the selling stockholder with an aggregate principal and interest balance of $511,100.

(4) World Link Asset Management served as the placement agent in connection with the sale by us of 1,000,000 shares of our common stock listed in this prospectus. The warrant issued to World Link Asset Management to purchase 64,800 shares represented 6% of the shares sold to investors introduced to us by World Link Asset Management. World Link subsequently assigned portions of the warrant to Irv Minnaker and Lee Skoblow. Mr. Minnaker and Mr. Skoblow each received a warrant to purchase 32,400 shares.

(5) Represents additional shares beneficially owned by the selling stockholder as of April 28, 2004. Includes 38,462 shares underlying warrants exercisable within 60 days of such date.

(6) Represents additional shares beneficially owned by the selling stockholder as of April 28, 2004. Includes 100,000 shares underlying warrants exercisable within 60 days of such date.

(7) Represents additional shares beneficially owned by the selling stockholder as of April 28, 2004. Includes 96,154 shares underlying warrants exercisable within 60 days of such date.

(8) Represents additional shares beneficially owned by the selling stockholder as of April 28, 2004. Includes 138,462 shares underlying warrants exercisable within 60 days of such date.

(9) Represents additional shares beneficially owned by the selling stockholder as of April 28, 2004. Includes 20,000 shares underlying warrants exercisable within 60 days of such date.

(10) Jason Adelman exercised common stock warrants to purchase 20,000 common shares at $1.00 per share on [_________, 2004].

(11) Represents shares of common stock issued upon the exercise of warrants to purchase common shares (See Note 2).

This Prospectus Supplement No. 4 also includes the attached Quarterly Report on Form 10-QSB of MicroIslet, Inc. filed by us with the Securities and Exchange Commission on May 13, 2004, the attached Current Report on Form 8-K of MicroIslet, Inc. filed by us with the Securities and Exchange Commission on May 26, 2004 and the attached press release issued by us on May 27, 2004.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -------------------

             The date of this Prospectus Supplement is June 7, 2004

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-QSB

    (X) QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934.


                  FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2004


     ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934.

           FOR THE TRANSITION PERIOD FROM ____________ TO ____________

                          COMMISSION FILE NO. 000-27035


                                MICROISLET, INC.
        (Exact name of small business issuer as specified in its charter)

               NEVADA                                          88-040827
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                           Identification Number)

  6370 NANCY RIDGE DRIVE, SUITE 112, SAN DIEGO, CALIFORNIA       92121
          (Address of principal executive offices)             (Zip Code)

                                 (858) 657-0287
                (Issuer's telephone number, including area code)


Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days.

                                 YES /X/ NO / /

     At May 1, 2004, 38,870,580 shares of the registrant's common stock (par value, $.001 per share) were outstanding.

           Transitional Small Business Disclosure Format (check one):

                                 YES / / NO /X/


                              PART I. - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

                                     MicroIslet, Inc.
                               (A Development Stage Company)
                          Consolidated Balance Sheets (unaudited)


                                                            March 31,         December 31,
                                                              2004                2003
ASSETS

Current Assets:
   Cash                                                   $ 12,465,204       $    529,877
   Grants receivable                                                --             16,242
   Prepaid expenses                                             35,149             65,849
                                                          -------------      -------------

       Total current assets                                 12,500,353            611,968

Equipment, net                                                  97,727            104,952
Patent, net                                                     11,404             11,522
Deposits and other assets                                       50,210             50,210
                                                          -------------      -------------

       Total assets                                       $ 12,659,694       $    778,652
                                                          =============      =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
   Research expenses due to stockholder                   $         --       $    230,000
   Accounts payable and accrued expenses                       631,477            181,458
                                                          -------------      -------------

       Total current liabilities                               631,477            411,458
                                                          -------------      -------------

Stockholders' Equity:

   Common stock - $.001 par value: 50,000,000 shares
     authorized; 38,433,030 and 28,143,699 shares
     issued and outstanding  at March 31, 2004 and
     December 31, 2003 respectively                             38,433             28,144
   Additional paid-in capital                               28,302,480         15,417,108
   Deficit accumulated during the development stage        (16,312,696)       (15,078,058)
                                                          -------------      -------------

       Total stockholders' equity                           12,028,217            367,194
                                                          -------------      -------------

       Total liabilities and stockholders' equity         $ 12,659,694       $    778,652
                                                          =============      =============


                                          MicroIslet, Inc.
                                    (A Development Stage Company)
                          Consolidated Statements of Operations (unaudited)

                                                  Three Months Ended             August 21, 1998
                                                       March 31,                 (Inception) to
                                                2004               2003           March 31, 2004
                                            -------------      -------------      -------------
   Grant revenue                            $         --       $     75,568       $    409,790

Expenses:
   Research and development expenses             647,097            402,397          8,010,111
   General and administrative expenses           594,069            505,254          8,594,964
                                            -------------      -------------      -------------

   Operating expenses                          1,241,166            907,651         16,605,075
                                            -------------      -------------      -------------

       Loss from operations                   (1,241,166)          (832,083)       (16,195,285)
                                            -------------      -------------      -------------

Other income (expense):
   Interest income                                 9,245              1,440             63,128
   Interest expense                                  (66)              (105)          (172,767)
   Other                                          (2,651)            (3,410)            (7,772)
                                            -------------      -------------      -------------

Total other income (expense)                       6,528             (2,075)          (117,411)
                                            -------------      -------------      -------------
       Net loss                             $ (1,234,638)      $   (834,158)      $(16,312,696)
                                            =============      =============      =============

Basic and diluted net loss per share        $       (.04)      $       (.04)      $       (.86)
                                            =============      =============      =============
Weighted average number of shares
   outstanding used in calculation            31,573,337         22,658,592         19,121,369
                                            =============      =============      =============


                                               MicroIslet, Inc.
                                         (A Development Stage Company)
                               Consolidated Statements of Cash Flows (unaudited)


                                                       Three Months       Three Months     August 21, 1998
                                                           Ended              Ended        (Inception) to
                                                      March 31, 2004     March 31, 2003     March 31, 2004
                                                      -------------      -------------      -------------
Cash flows from operating activities:
   Net loss                                           $ (1,234,638)      $   (834,158)      $(16,312,696)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
     Interest paid with warrant                                 --                 --            142,300
     Warrant compensation expense                          180,000                 --          3,657,723
     In process research and development
       acquired for common stock                                --                 --          2,067,518
     Compensation paid with stock options                  301,230             66,129          2,438,188
     Depreciation and amortization                           9,001             12,068            115,911
   Loss on disposal of equipment                                --                 --             18,233
Changes in operating assets and liabilities:
   Deposits and other assets                                    --                 --            (62,680)
   Accounts receivable                                      16,242             (4,003)                --
   Prepaid expenses                                         30,700             55,615            (35,149)
   Deferred grant revenue                                       --            (36,518)                --
   Accounts payable and accrued expenses                   450,019            186,807            861,438
   Research expenses due to shareholder                   (230,000)                --                 --
                                                      -------------      -------------      -------------

     Net cash used in operating activities                (477,446)          (554,060)        (7,109,214)
                                                      -------------      -------------      -------------

Cash flows from investing activities:
   Purchases of equipment                                   (1,658)           (16,866)          (261,805)
   Proceeds from sale of equipment                              --                 --              1,000
                                                      -------------      -------------      -------------
     Net cash used in investing activities                  (1,658)           (16,866)          (260,805)
                                                      -------------      -------------      -------------

Cash flows from financing activities:
   Proceeds from sale of common stock                   12,414,431                 --         19,148,724
   Proceeds from sale of preferred stock                        --                 --            186,500
   Repayment of loan from related party                         --                 --            (25,000)
   Loan from related party                                      --                 --            525,000
                                                      -------------      -------------      -------------
     Net cash provided by financing activities          12,414,431                 --         19,835,224
                                                      -------------      -------------      -------------

     Net increase (decrease) in cash                    11,935,327           (570,926)        12,465,204

Cash at beginning of period                                529,877            813,696                 --
                                                      -------------      -------------      -------------

Cash at end of period                                 $ 12,465,204       $    242,770       $ 12,465,204
                                                      =============      =============      =============

Interest paid                                         $         66       $        105       $      1,002
Income taxes paid                                     $      1,575       $      3,410       $      4,857

Non-cash investing and financing activities:
   Conversion of loan from related party
      to stock                                        $         --       $         --       $    500,000
   In-process research and development
     acquired for common stock                        $         --       $         --       $  2,067,518

                                MICROISLET, INC.
                          (a Development Stage Company)
                    Notes to Financial Statements (unaudited)


NOTE 1 - ORGANIZATION AND BASIS OF PREPARATION

The interim condensed consolidated financial statements of MicroIslet, Inc., a Nevada corporation ("MicroIslet", "We," or the "Company"), have been prepared and presented in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission (the "SEC") without audit and, in the Company's opinion, reflect all adjustments necessary to present fairly the Company's financial position and results of operations. Certain information and footnote disclosures normally included in the Company's annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.

MicroIslet is engaged in the research, development, and commercialization of patented technologies in the field of transplantation therapy for patients with insulin-dependent diabetes. The Company has not commenced planned principal operations and is considered to be in the development stage. The Company intends to continue its research and development efforts and, ultimately, to begin market introduction of its products. The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board, since it has derived only minimal revenues from its activities to date.

Prior to May 28, 2002, the Company was known as ALD Services, Inc. ("ALD"). The merger of MicroIslet of Delaware, Inc., a Delaware corporation ("MicroIslet of Delaware"), with a wholly-owned subsidiary of ALD was completed on April 24, 2002 (the "Merger"). The Merger was accounted for as a reverse acquisition because former stockholders of MicroIslet of Delaware owned a majority of the outstanding stock of ALD immediately subsequent to the Merger. The financial information from inception includes the financial results of MicroIslet of Delaware from its inception on August 21, 1998 to March 31, 2004, and the financial results of the Company for the post-Merger period from April 24, 2002 through March 31, 2004.

The financial information included in this quarterly report should be read in conjunction with the financial statements of the Company for the years ended December 31, 2003 and 2002 and related notes thereto included in Form 10-KSB filed with the SEC on March 30, 2004.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

The consolidated results of operations for the period ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

On March 16, 2004, the Company completed the sale of common stock for gross proceeds of $12.8 million. The Company expects to incur substantial additional costs, including costs related to ongoing research and development activities, preclinical studies and trials. The Company believes that its existing funds will be sufficient to fund its operating expenses and capital requirements into the fourth quarter of 2005. The Company intends to raise additional debt and/or equity financing to sustain its operations. The Company's future cash requirements will depend on many factors, including continued scientific progress in its research and development programs, the scope and results of pre-clinical and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patents, competing technological and market developments and the cost of product commercialization. The Company does not expect to generate a positive cash flow from operations at least until the commercial launch of its first product and possibly later given the expected spending for research and development programs and the cost of commercializing product candidates. Accordingly, the Company will require external financing to sustain its operations, perhaps for a significant period of time. The Company intends to seek additional funding through grants and through public or private financing transactions. Successful future operations are subject to a number of technical and business risks, including the Company's continued ability to obtain future funding, satisfactory product development, regulatory approvals and market acceptance for the Company's products. The Company believes that its existing funds will be sufficient to fund its operating expenses and capital requirements into the fourth quarter of 2005.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB NO. 51, which was subsequently revised prior to implementation in December 2003. The revised Interpretation, known as "FIN 46(R)", requires the consolidation of certain variable interest entities by the primary beneficiary of the entity if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or if the equity investors lack the characteristics of a controlling financial interest. The Company does not have any variable interest entities covered by the Statement.

 In May 2003, the FASB issued SFAS No. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with the characteristics of both liability and equity, and requires that such financial instruments be reported as liabilities. The provisions of SFAS 150 are effective for instruments entered into or modified after May 31, 2003, and pre-existing instruments after June 15, 2003. The Company does not have any financial instruments covered by the Statement.

NOTE 2 - STOCK-BASED COMPENSATION

The Company accounts for employee stock-based compensation in accordance with the intrinsic value method prescribed in Accounting Principles Board Opinion
(APB) No. 25 entitled "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock amortized over the vesting period. The Company applies the disclosure requirements of SFAS No. 123 entitled, "Accounting for Stock-Based Compensation". Had the compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's net loss and fully diluted earnings per share on a pro forma basis would have been as follows:

                                                   For the three months ended
                                                   --------------------------

                                                March 31, 2004    March 31, 2003
                                                --------------    --------------

Net loss, as reported                            $(1,234,638)      $  (834,158)

Add: Total stock-based compensation expense
   recognized under APB 25                             7,700            56,213
Deduct: Stock-based compensation
   expense determined under the
   fair value method for all awards                 (134,798)         (285,386)
                                                 ------------      ------------

Net loss, pro forma                              $(1,361,736)      $(1,063,331)
                                                 ============      ============

Net loss per share, as reported:
    Basic and diluted                            $      (.04)      $      (.04)
                                                 ============      ============

Net loss per share, pro forma:
    Basic and diluted                            $      (.04)      $      (.05)
                                                 ============      ============


The fair value of these options was estimated at the dates of grant using the Black-Scholes option valuation model with the following weighted-average assumptions:

                                           For the three month period ended
                                           --------------------------------

                                         March.31, 2004        March 31, 2003
                                         --------------        --------------

Risk free interest rate                           3%                  4.4%
Dividend yield                                    --                    --
Volatility                                      116%                   80%
Weighted average expected life               7 years              10 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

In January 2004, the Board of Directors amended the 2000 Stock Option Plan to increase the number of shares reserved under the plan from 4,000,000 to 6,000,000, and to implement per person annual grant maximums, subject to stockholder approval of the plan amendments and the amendment to the certificate of incorporation to increase authorized shares of common stock. Such approval will be sought at the Company's annual meeting of stockholders scheduled for May 25, 2004.

NOTE 3 - LOSS PER SHARE

Loss per share has been calculated based upon the weighted average shares outstanding. Basic and diluted net loss per common share amounts are equivalent for the periods presented as the inclusion of common stock equivalents in the number of shares used for the diluted computation would be anti-dilutive.

NOTE 4 - STOCKHOLDERS' EQUITY

In January 2004, the Board of Directors approved an amendment to the articles of incorporation to increase the Company's authorized shares of common stock from 50 million to 100 million, subject to the approval of stockholders. Such approval will be sought at the Company's annual meeting of stockholders scheduled for May 25, 2004.

NOTE 5 -  PRIVATE PLACEMENT/SUBSEQUENT EVENT

On March 16, 2004, the Company completed the sale of common stock for gross proceeds of $12.8 million. The Company sold an aggregate of approximately 9.8 million shares for $1.30 per share. In connection with the financing the Company also issued to the investors five-year warrants to purchase an aggregate of approximately 4.9 million common shares at $1.00 per share. The Company paid placement fees to various placement agents in the aggregate amount of $705,000, issued warrants to various placement agents to purchase an aggregate of 738,038 common shares and agreed to issue to a certain placement agent 89,230 common shares. The placement agent warrants have exercise prices of $1.30 per share, are exercisable after the date the Company files an amendment to its articles of incorporation increasing its authorized shares (see Note 4), and expire between two to five years from the date of issuance.

The Company agreed to file, on or before May 28, 2004, a registration statement registering for resale the shares issued in the financing and upon exercise of the warrants, and to have such registration statement declared effective on or before August 30, 2004. If the Company does not file the registration statement by May 28, 2004, or does not have the registration statement declared effective by August 30, 2004, it will be required to issue to the investors additional common shares to purchase 2% of the number of shares purchased in the financing on each monthly anniversary of the applicable date. In the event the Company sells securities at a price lower than $1.30 per share before the effectiveness of the registration statement, the number of shares issued to each investor will be increased to effectively reprice the shares to such lower price. The Company has no plans to issue securities prior to the effectiveness of the registration statement in a manner that would trigger these share issuance provisions.

Following completion of this financing, the Company received a demand from a purported investor claiming that the Company had breached an agreement to sell $750,000 of securities to the purported investor. Subsequent to March 31, 2004, the Company settled this demand and a related claim by another investor through issuance of two warrants to purchase 150,000 shares each at an exercise price of $1.30 per share. These warrants are deemed issued for services rendered in connection with the private placement. The warrants are exercisable after the date the Company files an amendment to its articles of incorporation increasing its authorized shares (see Note 4) and will expire July 30, 2004, or 30 days following the effective date of a registration statement registering the shares that may be purchased upon exercise of the warrant, whichever is later.




ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS

         This Quarterly Report on Form 10-QSB contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect management's current views with respect to future events and financial performance. In this report, the words "anticipates," "believes," "expects," "intends," "future," "may" and similar expressions identify forward-looking statements. These and other forward-looking statements are subject to certain risks and uncertainties, including those discussed in the Risk Factors section of this Item 2 and elsewhere in this Form 10-QSB, that could cause actual results to differ materially from historical results or those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring subsequent to the filing of the Form 10-QSB with the Securities and Exchange Commission.

OVERVIEW

We are a biotechnology company engaged in the research, development and commercialization of patented technologies in the field of transplantation therapy for people with insulin-dependent diabetes. Our patented islet transplantation technology, exclusively licensed from Duke University, includes methods for isolating, culturing, cryopreservation, and immuno-protection (microencapsulation) of islet cells. We intend to continue our research and development efforts and, ultimately, to begin market introduction of our products.

We have no products for sale and are focused on research and development activities. We have had only limited revenues from grants, and we have had significant losses since inception. We anticipate that we will incur substantial additional operating losses in future years as we progress in our research and development programs. At March 31, 2004, we had an accumulated deficit of approximately $16.3 million. We do not expect to produce revenues from operations for the foreseeable future, so our revenues will be limited to research grants we are able to obtain.

Our business plan for the next twelve months is to demonstrate the efficacy of our product candidate in animal models. It is necessary for us to establish evidence of efficacy of our approach in order to advance to subsequent milestones.

In March 2004, we completed the sale of common stock for net proceeds of $12 million, which we believe will be sufficient to fund our operations into the fourth quarter of 2005.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are disclosed in Note 2 to our consolidated financial statements for the year ended December 31, 2003 included in our annual report on Form 10-KSB for such period. Certain of our accounting policies require the application of management judgment in making estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures made in the accompanying notes. Those estimates and assumptions are based on historical experience and various other factors deemed to be applicable and reasonable under the circumstances. The use of judgment in determining such estimates and assumptions is by nature, subject to a degree of uncertainty. Accordingly, actual results could differ from the estimates made. Our significant accounting policies include:

Grant Revenue
-------------

We recognize grant revenue as qualifying research expenses are incurred.

Stock-Based Compensation
------------------------

We have adopted the disclosure provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Under FAS 123, companies have the option to measure compensation costs for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, compensation expense is generally not recognized when both the exercise price is the same as the market price and the number of shares to be issued is set on the date the employee stock option is granted. Since our employee stock options are granted on this basis and we have chosen to use the intrinsic value method, we do not recognize compensation expense for stock option grants. We do, however, include pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

Deferred charges for options granted to non-employees are determined in accordance with Statement of Financial Accounting Standards No. 123 and EITF 96-18 as the fair value of the consideration or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to non-employees are periodically remeasured as the underlying options vest and are included as unearned stock compensation in the stockholders' equity section of the balance sheet.

Allocation of Costs
-------------------

We allocate certain indirect costs associated with support activities such as the rent and utilities for facilities. These costs are allocated between research and development expense and general and administrative expense based on headcount and/or square footage.

Off-Balance Sheet Arrangements
------------------------------

We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "special purpose entities" (SPEs).

RESULTS OF OPERATIONS

Grant revenue for the three month period ended March 31, 2003 was $75,568 consisting entirely of research grants. We recognized no grant revenue for the three month period ended March 31, 2004. The decrease reflects the completion of the funding available to us under our Small Business Innovation Research grant from the National Institutes of Health.

General and administrative expenses increased to $594,069 for the three month period ended March 31, 2004 compared to $505,254 for the same quarter in 2003. Research and development expenses increased to $647,097 for the three month period ended March 31, 2004 from $402,397 in the same period in 2003. Increases in both categories were mainly due to higher stock compensation expense relating to our stock option awards to consultants in prior years which are remeasured each quarter. The higher market price of our common stock at March 31, 2004 had the effect of increasing compensation expense for stock option grants in comparison to prior periods when the market price was lower.

Our net loss was $1,234,638, or $0.04 per share, for the quarter ended March 31, 2004, compared with a net loss of $834,158, or $0.04 per share, for the same period in 2003. We expect to report additional significant net losses for the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

We and MicroIslet of Delaware financed our operations since inception primarily through private sales of equity securities, which, from inception through March 31, 2004, have netted approximately $19 million, and to a lesser degree, through short-term debt, grant funding and interest earned on cash and cash equivalents. We have from time to time experienced significant strains on our cash resources, and during such times, we have curtailed non-essential operations and extended payment terms with our trade creditors whenever possible.

Our combined cash and cash equivalents totaled approximately $12.5 million at March 31, 2004, an increase of approximately $12 million from December 31, 2003. The primary source of cash during the three month period ended March 31, 2004 was the sale of common stock. The primary uses of cash and cash equivalents during the three month period ended March 31, 2004 included $477,446 to finance our operations and working capital requirements.

Our future cash requirements will depend on many factors, including continued scientific progress in our research and development programs, the scope and results of pre-clinical and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patents, competing technological and market developments and the cost of product commercialization. We do not expect to generate a positive cash flow from operations at least until the commercial launch of our first product and possibly later given the expected spending for research and development programs and the cost of commercializing our product candidates. We intend to seek additional funding through grants and through public or private financing transactions. Successful future operations are subject to a number of technical and business risks, including our continued ability to obtain future funding, satisfactory product development, regulatory approvals and market acceptance for our products. See "Business Risks" below.

FUSION CAPITAL

On April 1, 2003, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, under which Fusion Capital agreed, subject to certain conditions, to purchase on each trading day during the term of the agreement $20,000 of our common stock up to an aggregate of $12.0 million. Fusion Capital is committed to purchase the shares through October 2005, if not extended by us for six additional months. We may decrease this amount or terminate the agreement at any time. If our stock price equals or exceeds $3.00 per share for five consecutive trading days, we have the right to increase the daily purchase amount above $20,000, providing that the sale price of our common stock remains at least $3.00. The sale price per share to Fusion Capital is equal to the lesser of: the lowest sale price of our common stock on the day of purchase by Fusion Capital, or the average of the lowest three closing sale prices of our common stock during the ten trading days prior to the date of purchase by Fusion Capital. Fusion Capital has agreed that neither it nor any of its affiliates will engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement. We have agreed not to enter into any variable priced equity financings during the term of the common stock purchase agreement without Fusion Capital's consent. As compensation for its commitment and for expenses incurred, we paid Fusion Capital $10,000 during the quarter ended June 30, 2003, and issued to Fusion Capital on April 2, 2003, 501,468 shares of common stock. Fusion Capital has agreed not to sell 491,468 of such shares until the earlier of October 2005, or the termination or a default under the common stock purchase agreement. A registration statement registering the resale of 6,501,468 shares by Fusion Capital was declared effective by the SEC on April 23, 2003, but is currently unavailable pending the filing and effectiveness of a post-effective amendment updating the financial and other information in the prospectus as required under the Securities Act of 1933.

Fusion Capital is not obligated to purchase any shares of our common stock unless the purchase price under the common stock purchase agreement is at least $0.50 per share. Under the agreement with Fusion Capital, we must satisfy requirements that are a condition to Fusion Capital's obligation including: the continued effectiveness of the registration statement for the resale of the shares by Fusion Capital, continued listing of our common stock on the OTC

Bulletin Board or another recognized market or exchange, no failure of our transfer agent to issue stock to Fusion Capital within five days of a purchase by Fusion Capital, no default on any of our payment obligations in excess of $1,000,000, and no insolvency or bankruptcy on our part. Consequently, the amount and timing of proceeds that we will receive under the agreement, if any, is uncertain. As of March 31, 2004 the Company has sold 1,432,602 shares to Fusion Capital under this agreement for total proceeds of approximately $1,060,000.

PRIVATE PLACEMENTS

In March 2004, we sold to certain accredited investors 9,834,215 shares of common stock at a purchase price of $1.30 per share. In connection with the financing we also issued to the investors five-year warrants to purchase 4,917,116 shares at $1.00 per share. We paid placement fees to various placement agents in the aggregate amount of $705,000, issued warrants to various placement agents to purchase an aggregate of 738,038 common shares and agreed to issue to a certain placement agent 89,230 shares. The placement agent warrants have exercise prices of $1.30 per share, are exercisable after the date we file an amendment to our articles of incorporation increasing our authorized shares (see "Authorized Common Stock" below), and expire between two to five years from the date of issuance.

We have agreed to prepare and file on or before May 28, 2004, a registration statement covering the resale of the shares and the shares issuable upon exercise of the warrants, and to use our commercially reasonable efforts to have such registration statement declared effective by the SEC no later than August 30, 2004. In the event we do not file the registration statement before May 28, 2004, or in the event the registration statement is not declared effective before August 30, 2004, we are required to issue additional shares to each investor equal to 2% of the number of shares purchased for each month that our obligation is unsatisfied.

In the event we sell securities at a price lower than $1.30 per share before the effectiveness of the registration statement registering for resale the shares issued in the financing and upon exercise of the warrants, the number of shares issued to each investor will be increased to effectively reprice the shares to such lower price. We have no plans to issue securities prior to the effectiveness of the registration statement in a manner that would trigger these share issuance provisions.

Following completion of this financing, we received a demand from a purported investor claiming that we had breached an agreement to sell $750,000 of securities to the purported investor. In April 2004, we settled this demand and a related claim by another investor through issuance of two warrants to purchase 150,000 shares each at an exercise price of $1.30 per share. These warrants are deemed issued for services rendered in connection with the private placement. The warrants are exercisable after the date we file an amendment to our articles of incorporation increasing our authorized shares (see "Authorized Common Stock" below) and will expire July 30, 2004, or 30 days following the effective date of a registration statement registering the shares that may be purchased upon exercise of the warrant, whichever is later.

We expect that our available cash and expected grant and interest income will be sufficient to finance currently planned activities into the fourth quarter of 2005.

We will also need additional funds or a collaborative partner, or both, to finance the clinical development activities of our product candidate. We expect that our primary sources of capital for the foreseeable future will be through the public or private sale of our debt or equity securities and through collaborative arrangements. There can be no assurance that such collaborative arrangements, or any public or private financing, will be available on acceptable terms, if at all, or can be sustained. Several factors will affect our ability to raise additional funding, including, but not limited to, market volatility of our common stock and economic conditions affecting the public markets generally or some portion or all of the technology sector. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research and development programs, which may have a material adverse affect on our business. See "Business Risks" below.

AUTHORIZED COMMON STOCK

We currently have 50,000,000 shares of common stock authorized for issuance under our articles of incorporation, and as of May 1, 2004, there were 38,870,580 shares outstanding and an additional 11,129,420 shares reserved for issuance for various purposes, including for issuance under the common stock purchase agreement with Fusion Capital, under our 2000 Stock Option Plan, and upon the exercise of other outstanding options and warrants. We have proposed at the 2004 Annual Meeting of Stockholders that our stockholders approve an increase in our authorized number of shares of Common Stock from 50,000,000 shares to 100,000,000 shares. Most capital we have raised to date has been through the sale of common stock, or other instruments convertible or exercisable into shares of common stock. If our stockholders do not approve of the increase in the number of authorized shares of common stock, we may not be able to raise additional capital in the future. In addition, our ability to compensate our employees and other service providers with common stock and engage in strategic transactions involving the issuance of our common stock would be adversely affected.

PLAN OF OPERATION

We have budgeted our total costs for our operations for the next twelve months at $5.1 million. We believe however that the costs of remaining pre-clinical studies and the preparation for human clinical trials could range from $10 to $15 million as further explained in the Milestone table below. The actual amount of funds required within the next twelve months, and the amount required to complete initial pre-clinical studies, will depend on a variety of factors, many of which are outside of our control. These factors include, among others, the results of initial and follow-up studies and unforeseen changes in biopharmaceutical regulations.

The $5.1 million we have budgeted for the next twelve months is divided into the following categories:~

Category                                                       Estimated Cost
--------                                                       --------------
Personnel.........................................................$1,737,000
Sponsored research..................................................$680,000
Outside consultants and services....................................$438,000
Supplies and materials............................................$1,012,000
Travel & entertainment..............................................$123,000
Facilities..........................................................$421,000
General & administrative............................................$732,000
Total.............................................................$5,143,000

The actual costs within each category, and the total costs for initial pre-clinical studies, may vary significantly from the estimates set forth above based on the factors discussed above.

Our in-house research and development effort is focused on development of our first product candidate called MicroIslet-P(TM). In our 3,000 square foot laboratory, we have SIX employees working full-time on this effort with assistance from outside contractors. This research will use animal islet cells that have been isolated and encapsulated using our proprietary technology as well as any additional processes, procedures or scientific advances we develop in our laboratory.

We are sponsoring research at the University of Alberta, Edmonton (Canada) and The Scripps Research Institute (TSRI) to assist us with transplantation surgery and subsequent monitoring in animal models.

Together with the University of Alberta, The Scripps Research Institute and possibly other collaborators, we will obtain data relating to the level of insulin delivery, blood glucose control, the immune reaction of the animals to both the microencapsulated islets and the capsule itself, and any side effects associated with the transplantation. We will also develop information on dose and duration of implanted cells in relevant diabetes models, as well as the longevity and ultimate fate of the capsule in vivo. Through these activities, we are planning to establish the feasibility of the concepts behind our product candidate in animals. The following are the milestones associated with our initial feasibility studies, and the estimated time of completion and estimated cost of each:


                                                                 ESTIMATED TIME OF               ESTIMATED COST OF
MILESTONE                                                       MILESTONE COMPLETION          ACHIEVING EACH MILESTONE
                                                                --------------------          ------------------------
Ongoing optimization of viability and functionality of            4th Quarter 2004               $1 to $1.4 million
encapsulated islets in vitro and in small animals
Testing viability and functionality of encapsulated islets        1st Quarter 2005                $3 to $4 million
in vitro and in non-human primates


Our work toward achieving these milestones will overlap, and the amount of effort and expense for each milestone may vary significantly depending on the favorability, consistency and repeatability of results.

In September 2003, we received preliminary data from TSRI showing interim results of transplants using our proprietary technology in approximately 150 small animals. In the study, groups of streptozotocin-diabetic NOD/SCID as well as groups of immunocompetent mice were transplanted with MicroIslet's microencapsulated porcine islet cells. The transplanted capsules at various dosing levels were able to normalize blood glucose (normoglycemia) levels in all animals within one week of transplantation. The grafts have remained functional for up to 180 days after implantation. This ongoing study is being conducted under the supervision of Dr. Daniel R. Salomon of the Department of Molecular and Experimental Medicine at TSRI.

         The preliminary data allow the following conclusions:

         o Pig islet encapsulation technology we have developed preserves islet function and permits extended survival in an immunodeficient and immunocompetent animal model of diabetes.

         o These transplants resulted in a prompt return to normoglycemia occurring in 100% of the animals within a week of transplantation and continuing for the duration of the study demonstrating that the islet isolation and processing produced viable and functional graft tissue.

         o Chemically induced diabetes can be reversed with as few as 500 IEQ (islet equivalent units) of encapsulated pig islets in this model.

Preliminary results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials.

Since none of our product candidates have yet advanced beyond the research stage, the process of developing product candidates will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval activities.

The following chart is a summary of the significant milestones our management believes we will have to meet after successfully completing initial feasibility studies in order to begin and complete clinical human trials, and eventually to generate revenue from the sale of our product candidates. The chart also includes the estimated cost of achieving each milestone.

                                                                                                           ESTIMATED COST OF
                                                                                  ESTIMATED TIME OF    MILESTONE ACHIEVING EACH
MILESTONE                                                                             COMPLETION               MILESTONE
---------                                                                             ----------               ---------
COMPLETE FORMAL ANIMAL STUDIES IN ANTICIPATION OF FILING INVESTIGATIONAL NEW         2nd Half of 2005          $6-10 Million
DRUG APPLICATION WITH THE FOOD AND DRUG ADMINISTRATION. Once we have established the "proof of concept" behind our product candidates, we plan to initiate formal studies to demonstrate safety and efficacy in support of human clinical trials.
These studies will involve both small and large mammals under controlled conditions and will likely be performed in our academic collaborators' and outside contract facilities. These studies will depend on our ability to identify one or more sources that will supply to us or our collaborators a requisite amount of ultra-pure alginate for the capsules and porcine islets. We intend to engage in ongoing discussions with the FDA during these evaluations.
Once we are comfortable with the safety and efficacy results of these studies we plan to file the investigational new drug application with the FDA.


INITIATE ALLOTRANSPLANTATION HUMAN CLINICAL STUDIES. These studies involve the       2nd Half of 2005          $2-3 Million
transplantation of human islet cells using our encapsulation processes from one human to another. We hope these studies will validate our microencapsulation technology's ability to provide effective immunoisolation in humans prior to clinical trials.

                                      -13-


                                                                                                           ESTIMATED COST OF
                                                                                  ESTIMATED TIME OF    MILESTONE ACHIEVING EACH
MILESTONE                                                                             COMPLETION               MILESTONE
---------                                                                             ----------               ---------

INITIATE PHASE I HUMAN CLINICAL TRIALS. Once the formal controlled animal            2006                   Unknown
studies have been completed, we plan to file the investigational new drug application. If the application is approved, we hope to begin clinical trials in humans with Type 1 diabetes shortly thereafter. Clinical trials of pharmaceuticals or biologics typically involve three phases. The first of these phases involves an evaluation of the safety of the experimental product in humans, and if possible, an evaluation of the early indications of its effectiveness.


INITIATE PHASE II HUMAN CLINICAL TRIALS. The second phase involves further           2007                   Unknown
safety testing, and an evaluation of efficacy, dose schedules and routes of administration in a larger human population. This phase sometimes overlaps with the Phase I study.


INITIATE PHASE III HUMAN CLINICAL TRIALS. These studies are usually randomized,      2009                   Unknown
double-blind studies testing product safety and effectiveness in an expanded patient population in order to evaluate the overall risk/benefit relationship of the product and to provide an adequate basis for product labeling. Because of the scope and the number of patients involved, significant capital is required for these trials.


COMPLETE HUMAN CLINICAL TRIALS AND SUBMIT OUR PRODUCT TO THE FDA FOR                 2010 or later               Unknown
APPROVAL. Once the clinical investigations are complete, we intend to submit an application to the FDA including all of our clinical and preclinical data.

BEGIN TO MANUFACTURE, MARKET AND SELL OUR PRODUCT                                    2010 or later               Unknown

The success, cost, and estimated time of completion of each step will depend on a variety of factors, many of which are out of our control. These factors include, among others, our ability to demonstrate the efficacy of our concept, access to sufficient capital to sustain our operations, unforeseen changes in biopharmaceutical regulations and the success of competing products and technologies. The actual timeline and cost of our product development may vary significantly from the estimates set forth above.

We will not have any significant revenue from operations until the first of our product candidates is approved by the Food and Drug Administration for sale. The approval process is long and costly, and is dependent on the success of multiple human clinical trials. It is difficult to estimate when, if ever, those trials will be completed.

We continue to evaluate various possible strategic transactions, including in-licensing or acquiring complementary products, technologies or companies. If we in-license or acquire products, technologies or companies, we expect that our operating expenses would increase as a result. We also expect that our research and development expenses will increase over the current level, and that we will require significant additional capital to fulfill our business plan. Research and development activities, together with our general and administrative expenses, are expected to result in substantial operating losses for the foreseeable future.

We expect to add additional employees and collaborators as resources permit, including four to six additional employees in research and development over the next twelve months.

BUSINESS RISKS

The following is a summary of the many risks and uncertainties we face in our business. You should carefully read these risks and uncertainties as well as the other information in this report in evaluating our business and its prospects.

WE HAVE A HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT, AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE.

We have experienced significant operating losses in each period since our inception. As of March 31, 2004, we have incurred total losses of $16.3 million. We expect these losses to continue and it is uncertain when, if ever, we will become profitable. These losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with operations. We expect to incur increasing operating losses in the future as a result of expenses associated with research and product development as well as general and administrative costs. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE TO SUPPORT OUR GROWTH, AND RAISING SUCH CAPITAL WILL LIKELY CAUSE SUBSTANTIAL DILUTION TO EXISTING STOCKHOLDERS. IF ADDITIONAL CAPITAL IS NOT AVAILABLE, WE MAY HAVE TO CURTAIL OR CEASE OPERATIONS.

Our current plans indicate we will need significant additional capital for research and development before we have any anticipated revenue generating products. The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include:

         o the extent to which we enter into licensing arrangements, collaborations or joint ventures;

         o        our progress with research and development;

         o        the costs and timing of obtaining new patent rights;

         o        the extent to which we acquire or license other technologies;
                  and

         o regulatory changes and competition and technological developments in the market.

Fusion Capital Fund II, LLC has agreed to provide us up to $12 million under a common stock purchase agreement, of which approximately $10.9 million remains available. See "Management's Discussion and Analysis--Liquidation and Capital Resources--Fusion Capital". However, the extent we rely on Fusion Capital as a source of funding will depend on a number of factors including, the prevailing market price of our common stock and the factors listed above. For example, our continued access to financing under our common stock purchase agreement with Fusion Capital requires the market price of our common stock to remain above $0.50 per share and a registration statement for the shares to be purchased by Fusion Capital to remain available. If investment from Fusion Capital is unavailable or prohibitively expensive, we will need to secure another source of funding, in order to satisfy our working capital needs.

When we require additional funds, which may be above and beyond the funds we may raise from Fusion Capital, general market conditions or the then-current market price of our common stock may not support capital raising transactions such as an additional public or private offerings of our common stock. If we require additional funds and we are unable to obtain them on a timely basis or on terms favorable to us, we may be required to scale back our development of new products, sell or license some or all of our technology or assets or curtail or cease operations.

If we raise additional funds by selling additional shares of our capital stock, the ownership interest of our stockholders will be diluted. In order to provide flexibility for our capital raising efforts, our board of directors has approved an amendment to our articles of incorporation to increase our authorized common shares from 50 million to 100 million, subject to the approval of our stockholders.

WE MAY NOT BE ABLE TO OBTAIN THE FULL $12.0 MILLION GROSS PROCEEDS UNDER OUR COMMON STOCK PURCHASE AGREEMENT WITH FUSION CAPITAL.

We only have the right to receive $20,000 per trading day under the agreement with Fusion Capital unless our stock price equals or exceeds $3.00, in which case the daily amount may be increased under certain conditions as the price of our common stock increases. Fusion Capital will not have the right or the obligation to purchase any shares of our common stock on any trading days that the purchase price of our common stock under the purchase agreement would be less than $0.50. We registered 6,000,000 purchase shares for sale by Fusion Capital, 4,467,400 of which have not yet been issued. We will not be permitted to sell shares to Fusion Capital until we file and the SEC declares effective a post-effective amendment to the registration statement updating the financial and other information in the prospectus as required under the Securities Act. We may sell 3,900,000 of these shares only after our stockholders approve an amendment to our articles of incorporation increasing authorized shares. Additionally, there is not currently sufficient time remaining under the common stock purchase agreement for Fusion Capital to purchase the full $10.9 million remaining under its commitment unless our stock price exceeds $3.00 per share for a substantial period of time and we elect to increase Fusion Capital's Daily Purchase Amount. Depending on our stock price and our utilization of the Fusion Capital commitment, we may be limited in the amount of capital we raise from Fusion Capital unless we authorize and register additional shares of common stock beyond the 6,501,468 shares previously registered, which we have the right but not the obligation to do.

WE HAVE RELIED ON CAPITAL CONTRIBUTED BY RELATED PARTIES, AND SUCH CAPITAL MAY NOT BE AVAILABLE IN THE FUTURE.

A trust affiliated with Mr. John J. Hagenbuch, a significant stockholder of our company, made short term loans to us for a total of $500,000 on April 11, 2003 and May 12, 2003 to meet working capital needs. In October 2003, the notes evidencing these loans were cancelled in exchange for shares of our common stock and warrants to purchase common stock. At the same time, Mr. Hagenbuch's trust purchased additional shares of our common stock for $150,000 cash. We may not be able to obtain capital from related parties in the future. Neither Mr. Hagenbuch nor any of our officers, directors, or other stockholders (other than Fusion Capital under the common stock purchase agreement) are under any obligation to continue to provide cash to meet our future liquidity needs.

OUR PRODUCTS MAY NOT BE SUCCESSFULLY DEVELOPED OR COMMERCIALIZED, WHICH WOULD HARM US AND FORCE US TO CURTAIL OR CEASE OPERATIONS.

We are a relatively new company and our technologies are still in the early stages of development. We are currently working to develop our first product, MicroIslet-P(TM). This product may not be successfully developed or commercialized on a timely basis, or at all. If we are unable, for technological or other reasons, to complete the development, introduction or scale-up of manufacturing of this product or other potential products, or if our products do not achieve a significant level of market acceptance, we would be forced to curtail or cease operations. Even if we develop our products for commercial use and obtain all necessary regulatory approval, we may not be able to develop products that:

         o are accepted by, and marketed successfully to, the diabetes marketplace;

         o        are safe and effective;

         o        are protected from competition by others;

         o        do not infringe the intellectual property rights of others;

         o are developed prior to the successful marketing of similar products by competitors; or

         o can be manufactured in sufficient quantities or at a reasonable cost.

OUR RESEARCH AND DEVELOPMENT PROGRAMS RELY ON TECHNOLOGY LICENSED FROM THIRD PARTIES, AND TERMINATION OF ANY OF THOSE LICENSES WOULD RESULT IN LOSS OF SIGNIFICANT RIGHTS TO DEVELOP AND MARKET OUR PRODUCTS, WHICH WOULD IMPAIR OUR BUSINESS.

We have exclusive worldwide rights to our technology for the isolation, culture, storage and encapsulation (microencapsulation) of insulin-producing islet cells from porcine sources, through a license agreement with Duke University. Our license generally may be terminated by Duke University if we fail to perform our obligations, including obligations to conduct a research and development program and develop the licensed products for commercialization. If terminated, we would lose the right to develop the licensed products, which would significantly harm our business. The license agreement contemplates that once the research and development program is completed, we and Duke University will agree upon milestones toward commercialization of the licensed products. We will be required to meet those agreed milestones, and if we fail to do so in a material way, our license rights may become non-exclusive. If disputes arise in the negotiation of those milestones, or once agreed upon, over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreement are disputed by Duke University, the other party could terminate the agreement and we could lose our rights to develop the licensed technology.

WE MAY NOT BE ABLE TO FORM AND MAINTAIN THE COLLABORATIVE RELATIONSHIPS THAT OUR BUSINESS STRATEGY REQUIRES, AND IF WE CANNOT DO SO, OUR ABILITY TO DEVELOP PRODUCTS AND REVENUE WILL SUFFER.

We must form research collaborations and licensing arrangements with several partners at the same time to operate our business successfully. To succeed, we will have to maintain our existing relationships and establish additional collaborations. We cannot be sure that we will be able to establish any additional research collaborations or licensing arrangements necessary to develop and commercialize products using our technology or that we can do so on terms favorable to us. If our collaborations are not successful or we are not able to manage multiple collaborations successfully, our programs may suffer.

Collaborative agreements generally pose the following risks:

         o collaborators may not pursue further development and commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;

         o collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product, repeat or conduct new clinical trials or require a new formulation of a product for clinical testing;

         o collaborators could independently develop, or develop with third parties, products that could compete with our future products;

         o the terms of our agreements with our current or future collaborators may not be favorable to us;

         o a collaborator with marketing and distribution rights to one or more products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product;

         o disputes may arise delaying or terminating the research, development or commercialization of our products, or result in significant litigation or arbitration; and

         o collaborations may be terminated and, if terminated, we would experience increased capital requirements if we elected to pursue further development of the product.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies which have resulted in a reduced number of potential future collaborators. If business combinations involving our collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

WE MAY NOT SUCCESSFULLY DEVELOP OR DERIVE REVENUES FROM OUR CELL THERAPY PROGRAMS, AND IF WE DO NOT, YOUR INVESTMENT MAY DECLINE IN VALUE.

Our cell therapy programs are still in the early stages of development and may not result in marketable products. We are directing our technology and development focus primarily toward identifying processes and products that are believed to produce optimal treatment for insulin-dependent diabetes. However, these efforts may never generate revenue.

THE REGULATORY APPROVAL PROCESS IS EXPENSIVE, TIME CONSUMING AND UNCERTAIN. FAILURE TO RECEIVE APPROVAL FOR COMMERCIALIZATION OF ANY POTENTIAL PRODUCT DEVELOPED BY US OR OUR COLLABORATORS WOULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND YOUR INVESTMENT.

The FDA must approve any biological product before it can be marketed in the United States. Biological products must also be approved by the regulatory agencies of foreign governments before the product can be sold outside the U.S. Before an investigational new drug application (IND) can be filed with the FDA, the potential product must undergo preclinical laboratory tests, preclinical studies in animals and formulation studies. Once the IND becomes effective, adequate and well-controlled human clinical trials to establish the safety and efficacy of the product are required. Commercialization of any therapeutic or other product that we or our collaborators may develop depends upon successful completion of these preclinical studies and clinical trials. Preclinical testing and clinical development are long, expensive and uncertain processes and we do not know whether we, or any of our collaborative partners, will be permitted to undertake clinical trials of any potential products. It may take us or our collaborative partners many years to complete any such testing, and failure can occur at any stage of testing. Preliminary results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Delays or rejections of potential products may be encountered based on changes in regulatory policy for product approval during the period of product development and regulatory agency review. Moreover, we or our collaborative partners may decide to discontinue development of any or all of these projects at any time for commercial, scientific or other reasons.

IF WE RECEIVE REGULATORY APPROVAL, WE WILL ALSO BE SUBJECT TO ONGOING FDA OBLIGATIONS AND CONTINUED REGULATORY REVIEW, SUCH AS CONTINUED SAFETY REPORTING REQUIREMENTS, AND WE MAY ALSO BE SUBJECT TO ADDITIONAL FDA POST-MARKETING OBLIGATIONS. THESE AND OTHER REGULATORY REQUIREMENTS COULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUE AND REQUIRE ADDITIONAL EXPENDITURES TO BRING OUR PRODUCTS TO MARKET.

Any regulatory approvals that we receive for our products may also be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up studies. In addition, we or our third party manufacturers may be required to undergo a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval, and will be subject to periodic inspection by the FDA and corresponding foreign regulatory authorities under reciprocal agreements with the FDA. Such inspections may result in compliance issues that could prevent or delay marketing approval, or require the expenditure of money or other resources to correct.

THE TRANSPLANTATION OF ANIMAL CELLS INTO HUMANS INVOLVES RISKS WHICH HAVE RESULTED IN ADDITIONAL FDA OVERSIGHT AND WHICH IN THE FUTURE MAY RESULT IN ADDITIONAL REGULATION THAT MAY PREVENT OR DELAY APPROVAL OF OUR POTENTIAL PRODUCTS AND REQUIRE ADDITIONAL EXPENDITURES TO BRING THESE PRODUCTS TO MARKET.

Our business involves the transplantation of animal cells into humans, a process known as xenotransplantation. Xenotransplantation poses a risk that viruses or other animal pathogens may be unintentionally transmitted to a human patient. The FDA will require testing to determine whether infectious agents, including porcine endogenous retroviruses, also known as PERV, are present in patients who have received cells, tissues or organs from porcine sources. While PERV has not been shown to cause any disease in pigs, it is not known what effect, if any, PERV may have on humans.

Other companies are currently conducting clinical trials involving the transplantation of porcine cells into humans. The FDA requires lifelong monitoring of these transplant recipients. If PERV or any other virus or infectious agent is detected in tests or samples from these transplant recipients, the FDA may require that we not initiate or halt our clinical trials and perform additional tests to assess the risk of infection to potential patients. This could result in additional costs to us and delay in the trials of our products under development.

The FDA has published guidelines for development of xenotransplantation products and is continuing to monitor closely the development of such products to determine if additional guidelines are required as more data is obtained. We may not be able to comply with any final guidelines the FDA may issue.

THE REIMBURSEMENT STATUS OF NEWLY APPROVED HEALTHCARE PRODUCTS AND TREATMENTS IS UNCERTAIN AND FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT COULD LIMIT OUR ABILITY TO MARKET ANY PRODUCTS WE MAY DEVELOP AND DECREASE OUR ABILITY TO GENERATE REVENUE.

There is significant uncertainty related to the reimbursement of newly approved pharmaceutical products. Our ability and the ability of our collaborators to commercialize products in both domestic and foreign markets will depend in part on the reimbursements, if any, obtained from third-party payors such as government health administration authorities, private health insurers, managed care programs and other organizations. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new pharmaceutical products. Cost control initiatives could decrease the price that we, or our collaborators, would receive for our products and affect our ability to commercialize any products we may develop. If third parties fail to provide adequate reimbursement for our products, consumers and doctors may not choose to use our products, and we may not realize an acceptable return on our investment in product development.

BECAUSE MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER CAPITAL RESOURCES AND MORE EXPERIENCE IN RESEARCH AND DEVELOPMENT, MANUFACTURING AND MARKETING THAN US, WE MAY NOT SUCCEED IN DEVELOPING OUR PROPOSED PRODUCTS AND BRINGING THEM TO MARKET IN A COST-EFFECTIVE, TIMELY MANNER.

We expect to compete with a broad range of organizations that are engaged in the development and production of products, services and strategies to treat diabetes. They include:

         o        biotechnology, pharmaceutical, chemical and other companies;

         o        academic and scientific institutions;

         o        governmental agencies; and

         o        public and private research organizations.

We are a development stage company engaged exclusively in research and development. We have not yet completed the development of our first product and have no revenue from operations. As a result, we may have difficulty competing with larger, established biomedical and pharmaceutical companies. These companies have much greater financial, technical, research, marketing, sales, distribution, service and other resources than us. Moreover, they may offer broader product lines, services and have greater name recognition than we do, and may offer discounts as a competitive tactic. In addition, several early stage companies are currently developing products that may compete with our potential products. We anticipate strong competition from traditional and alternate insulin delivery systems, such as inhalable insulin or insulin pumps. We also expect to compete with other companies involved, like us, in the implantation of cells. These cells may be derived from animals, embryonic or adult stem cells, human cells or genetically altered cell lines.

IF WE ARE UNABLE TO PROTECT EFFECTIVELY OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY USE OUR TECHNOLOGY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE IN OUR MARKETS.

Our success will depend on our ability to obtain and protect patents on our technology and to protect our trade secrets. The patents we currently license, and any future patents we may obtain or license, may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or unenforceable. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors may develop products similar to ours that do conflict with our patents. In order to protect or enforce our patent rights, we may initiate interference proceedings, oppositions, or patent litigation against third parties, such as infringement suits. These lawsuits could be expensive, take significant time and divert management's attention from other business concerns. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

In addition to patent protection, we require our employees, consultants, advisors and collaborators to execute confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection against improper use or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may gain access to our trade secrets or independently develop substantially equivalent proprietary information and techniques.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING ON OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

We may be sued for infringing on the patent rights or misappropriating the proprietary rights of others. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition and results of operations. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, we could be required to stop the infringing activity and/or pay substantial damages. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.

If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our products, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Any required license may not be available to us on acceptable terms, or at all. Some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to market some of our anticipated products, which could have a material adverse effect on our business, financial condition and results of operations.

IF WE LOSE OUR KEY SCIENTIFIC AND MANAGEMENT PERSONNEL, OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS WOULD SUFFER.

Our performance is substantially dependent on the performance of our current senior management, board of directors and key scientific and technical personnel and advisers. The loss of the services of any member of our senior management, board of directors, scientific or technical staff or advisory board may significantly delay or prevent the achievement of product development and other business objectives and could have a material adverse effect on our business, operating results and financial condition.

WE HAVE NO COMMERCIAL PRODUCTION CAPABILITY AND WE MAY ENCOUNTER PRODUCTION PROBLEMS OR DELAYS, WHICH COULD RESULT IN LOWER REVENUE.

To date, we have not produced any product. Customers for any potential products and regulatory agencies will require that we comply with current good manufacturing practices that we may not be able to meet. We may not be able to maintain acceptable quality standards if we ramp up production. To achieve anticipated customer demand levels, we will need to scale-up our production capability and maintain adequate levels of inventory. We may not be able to produce sufficient quantities to meet market demand. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties. This reliance could reduce our gross margins and expose us to the risks inherent in relying on others. We may not be able to successfully outsource our production or enter into licensing or other arrangements under acceptable terms with these third parties, which could adversely affect our business.

WE HAVE NO MARKETING OR SALES STAFF, AND IF WE ARE UNABLE TO ENTER INTO COLLABORATIONS WITH MARKETING PARTNERS OR IF WE ARE UNABLE TO DEVELOP OUR OWN SALES AND MARKETING CAPABILITY, WE MAY NOT BE SUCCESSFUL IN COMMERCIALIZING OUR PRODUCTS.

We currently have no sales, marketing or distribution capability. As a result, we will depend on collaborations with third parties that have established distribution systems and direct sales forces. To the extent that we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we may have little or no control.

If we are unable to reach and maintain agreement with one or more pharmaceutical companies or collaborators under acceptable terms, we may be required to market our products directly. We may elect to establish our own specialized sales force and marketing organization to market our products. In order to do this, we would have to develop a marketing and sales force with technical expertise and with supporting distribution capability. Developing a marketing and sales force is expensive and time consuming and could delay a product launch. We may not be able to develop this capacity, which would make us unable to commercialize our products.

IF WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS AND HAVE NOT OBTAINED ADEQUATE INSURANCE TO PROTECT AGAINST THESE CLAIMS, OUR FINANCIAL CONDITION WOULD SUFFER.

If we are able to launch commercially our products, we will face exposure to product liability claims. We intend to secure limited product liability insurance coverage, but may not be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable costs. There is also a risk that third parties for which we have agreed to indemnify could incur liability.

Since we will conduct clinical trials on humans, we face the risk that the use of our products will result in adverse effects. These risks will exist even for products developed that may be cleared for commercial sale. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we obtain may not be adequate to protect us from all liabilities. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit of, or excluded from, our insurance coverage.

WE USE HAZARDOUS MATERIALS IN OUR BUSINESS. IF WE ARE SUBJECT TO CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS OUR FINANCIAL CONDITION WOULD SUFFER.

Our research and development processes involve the controlled storage, use and disposal of hazardous materials including biological hazardous materials. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

A SUBSTANTIAL NUMBER OF SHARES WE HAVE ISSUED IN EXEMPT TRANSACTIONS ARE, OR ARE BEING MADE, AVAILABLE FOR SALE ON THE OPEN MARKET. THE RESALE OF THESE SECURITIES MIGHT ADVERSELY AFFECT OUR STOCK PRICE.

The sale of a substantial number of shares of our common stock under our registration statements, or in anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

As of May 1, 2004, we have on file with the SEC effective registration statements for a total of 4,461,814 shares for resale by investors and investment-related service providers. In addition, we have on file with the SEC a registration statement for 6,501,468 shares for resale by Fusion Capital, which is currently unavailable, but which we expect to become available after we file and the SEC declares effective a post-effective amendment updating the financial and other information in the prospectus as required under the Securities Act. We have also agreed to file a registration statement on or before May 28, 2004, to register 16,478,599 shares, and to use our commercially reasonable efforts to have such registration statement declared effective by August 30, 2004. The selling stockholders under our effective registration statements will be permitted to sell their registered shares in the open market from time to time without advanced notice to us or to the market and without limitations on volume. We also have other registration obligations that have not yet vested.

In addition, approximately 17.9 million shares of common stock issued to stockholders of MicroIslet of Delaware in our business combination are available for resale under Rule 144(k), without notice, volume or manner of sale restrictions.

Sales of shares pursuant to exercisable options and warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by Fusion Capital and other existing stockholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

OUR STOCK IS THINLY TRADED, WHICH CAN LEAD TO PRICE VOLATILITY AND DIFFICULTY LIQUIDATING YOUR INVESTMENT.

The trading volume of our stock on the OTC Bulletin Board has been low, which can cause the trading price of our stock to change substantially in response to relatively small orders. During the quarter ended March 31, 2004, the average daily trading volume of our stock was approximately 129,416 shares and the shares traded as low as $0.60 and as high as $3.43 per share. Both volume and price could also be subject to wide fluctuations in response to various factors, many of which are beyond our control, including:

         o actual or anticipated variations in quarterly and annual operating results;

         o announcements of technological innovations by us or our competitors;

         o developments or disputes concerning patent or proprietary rights; and

         o general market perception of biotechnology and pharmaceutical companies.

BECAUSE OUR STOCK CURRENTLY TRADES BELOW $5.00 PER SHARE, AND IS QUOTED ON THE OTC BULLETIN BOARD, OUR STOCK IS CONSIDERED BY THE SEC A "PENNY STOCK," WHICH CAN ADVERSELY AFFECT ITS LIQUIDITY.

Our common stock is quoted on the OTC Bulletin Board and does not currently trade on a national securities exchange or in the Nasdaq Stock Market. If our common stock continues to be quoted on the OTC Bulletin Board, and if the trading price of our common stock remains less than $5.00 per share, our common stock is considered a "penny stock," and trading in our common stock is subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, brokers or dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker or dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a penny stock, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements could severely limit the liquidity of such securities in the secondary market because few brokers or dealers are likely to undertake these compliance activities.

SHARES ISSUED UPON THE EXERCISE OF OPTIONS AND WARRANTS COULD DILUTE YOUR STOCK HOLDINGS AND ADVERSELY AFFECT OUR STOCK PRICE.

We have issued options and warrants to acquire common stock to our employees, directors, consultants and investors at various prices, some of which are or may in the future be below the market price of our stock. If exercised, these options and warrants will cause immediate and possibly substantial dilution to our stockholders. We currently have options and warrants for approximately 11,239,800 shares outstanding that have exercise prices at or below the recent market price of our stock of $3.42 per share. We have options and warrants for 1,891,000 shares outstanding at prices above the current $3.42 market price, and if the current market price increases, these options and warrants could have a dilutive effect on stockholders if exercised. Future options issued under our stock option plan may have further dilutive effects.

IF PROPOSED ACCOUNTING REGULATIONS THAT REQUIRE COMPANIES TO EXPENSE STOCK OPTIONS ARE ADOPTED, OUR LOSSES MAY INCREASE AND OUR STOCK PRICE MAY DECLINE.

A number of publicly-traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board (FASB) has indicated that possible rule changes requiring expensing of stock options may be adopted in the near future. Currently, we include such expenses on a pro forma basis in the notes to our annual financial statements in accordance with accounting principles generally accepted in the United States, but do not include stock option expense for employee options in our reported financial statements. If accounting standards are changed to require us to expense stock options, our reported losses may increase significantly and our stock price could decline.

IF THE OWNERSHIP OF OUR COMMON STOCK CONTINUES TO BE HIGHLY CONCENTRATED, IT MAY PREVENT YOU AND OTHER STOCKHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN CONFLICTS OF INTEREST THAT COULD CAUSE OUR STOCK PRICE TO DECLINE.

As of May 1, 2004, our executive officers, directors and their affiliates beneficially own or control approximately 27.6% of the outstanding shares of our common stock (after giving effect to the exercise of all options held by them which are exercisable within sixty days of May 1, 2004). Accordingly, our current executive officers, directors and their affiliates will have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

WE MAY ISSUE PREFERRED STOCK IN THE FUTURE, AND THE TERMS OF THE PREFERRED STOCK MAY REDUCE THE VALUE OF YOUR COMMON STOCK.

We are authorized to issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors will be able to determine the terms of preferred stock without further action by our stockholders. If we issue preferred stock, it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

WE HAVE NOT, AND CURRENTLY DO NOT ANTICIPATE, PAYING DIVIDENDS ON OUR COMMON STOCK.

We have never paid any dividends on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations, capital expenditures and the expansion of our business.

WE HAVE A LIMITED NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FOR ISSUANCE, AND IF OUR STOCKHOLDERS DO NOT APPROVE AN INCREASE IN THE AUTHORIZED NUMBER OF SHARES OF OUR COMMON STOCK, OUR ABILITY TO RAISE ADDITIONAL CAPITAL, APPROPRIATELY COMPENSATE OUR EMPLOYEES AND OTHER SERVICE PROVIDERS, AND ENGAGE IN STRATEGIC TRANSACTIONS WILL BE SEVERELY IMPAIRED.

We currently have 50,000,000 shares of Common Stock authorized for issuance under our articles of incorporation, and as of May 1, 2004, there were 38,870,580 outstanding shares of Common Stock and an additional 11,129,420 shares reserved for various purposes, including for issuance under the common stock purchase agreement with Fusion Capital, under our 2000 Stock Option Plan, and upon the exercise of other outstanding options and warrants. We have proposed at the 2004 Annual Meeting of Stockholders that our stockholders approve an increase in our authorized number of shares of Common Stock from 50,000,000 shares to 100,000,000 shares. Most capital we have raised to date has been through the sale of common stock, or other instruments convertible or exercisable into shares of common stock. If our stockholders do not approve of the increase in the number of authorized shares of Common Stock, we may not be able to raise additional capital in the future. In addition, our ability to compensate our employees and other service providers with common stock and engage in strategic transactions involving the issuance of our common stock would be adversely affected.

ITEM 3.  CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES. We maintain disclosure controls and procedures designed to ensure that material information related to our company is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. As of the end of the period covered by this report, we carried out an evaluation under the supervision and with the participation of management, including our Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded, as of the date of such evaluation, that the design and operation of such disclosure controls and procedures were effective.

(b) CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING. No significant changes were made in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during our most recent fiscal quarter.

(c) LIMITATIONS ON DISCLOSURE CONTROLS AND PROCEDURES. Our management, including our Principal Executive Officer and Principal Financial Officer, does not expect that our disclosure controls or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

                          PART II. - OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

During the quarter ended March 31, 2004, we sold to certain accredited investors 9,834,215 shares of common stock at a purchase price of $1.30 per share for gross proceeds of approximately $12.8 million, pursuant to the terms of common stock purchase agreements dated March 16, 2004. In connection with the financing we also issued to the investors five-year warrants to purchase 4,917,116 common shares at $1.00 per share. We paid or agreed to pay placement fees in the aggregate amount of $705,000 in cash and issued or agreed to issue warrants to purchase an aggregate of 738,038 shares to various placement agents. In addition, we agreed to issue 89,230 shares to a certain placement agent subsequent to the end of the quarter. The placement agent warrants have exercise prices of $1.30 per share, are exercisable after the date we file an amendment to our articles of incorporation increasing our authorized shares (see "Authorized Common Stock" above), and expire between two to five years from the date of issuance.

We determined that each of the investors that purchased the shares was an accredited investor, and relied on Regulation D, Rule 506, in issuing such shares, and an appropriate legend was placed on the shares.

We have agreed to prepare and file on or before May 28, 2004, a registration statement covering the resale of the shares and the shares issuable upon exercise of the warrants, and to use our commercially reasonable efforts to have such registration statement declared effective by the SEC no later than August 30, 2004. In the event we do not file the registration statement before May 28, 2004, or in the event the registration statement is not declared effective before August 30, 2004, we are required to issue additional shares to each investor equal to 2% of the number of shares purchased for each month that our obligation is unsatisfied.

In the event we sell securities at a price lower than $1.30 per share before the effectiveness of the registration statement registering for resale the shares issued in the financing and upon exercise of the warrants, the number of shares issued to each investor will be increased to effectively reprice the shares to such lower price. We have no plans to issue securities prior to the effectiveness of the registration statement in a manner that would trigger these share issuance provisions.

On January 30, 2004, we issued to an investor relations consulting firm a five-year warrant exercisable for 200,000 shares of common stock with an exercise price of $0.60 per share. We determined that the consulting firm was an accredited investor and relied on Regulation D, Rule 506 of the Act, in issuing such warrant. An appropriate legend was placed on the warrant and will be placed on the shares issuable upon exercise of the warrant.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

a.  EXHIBITS


Exhibit No.       Document Description
-----------       --------------------

10.1 Form of Securities Purchase Agreement dated as of March 16, 2004 (incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 filed on March 30,
         2004).

10.2 Form of Warrant Agreement dated as of March 16, 2004 (incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 filed on March 30, 2004).

10.3 Warrant Agreement dated January 30, 2004 between the Registrant and Strategic Growth International.*

31.1     Certification of Chief Executive Officer as required pursuant to
         Section 302 of the Sarbanes-Oxley Act of 2003.*

31.2     Certification of Chief Financial Officer as required pursuant to
         Section 302 of the Sarbanes-Oxley Act of 2003.*

32 Certification of Chief Executive Officer and Chief Financial Officer as required pursuant to Section 906 of the Sarbanes-Oxley Act of 2003.*

---------------
*  Filed herewith.

b. REPORTS ON FORM 8-K.

On March 10, 2004, we filed a current report on Form 8-K containing disclosure in Items 5 and 7.



                                   SIGNATURES


         In accordance with the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         MICROISLET, INC.

May 13, 2004                             /s/ John F. Steel IV
                                         ---------------------------------------
                                         John F. Steel IV
                                         Chairman and Chief Executive Officer
                                         (Principal executive officer)

May 13, 2004                             /s/ William G. Kachioff
                                         ---------------------------------------
                                         William G. Kachioff
                                         Vice President, Finance and Chief
                                         Financial Officer
                                         (Principal financial officer)

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             FORM 8-K CURRENT REPORT


     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                Date of Report (Date of earliest event reported):
                           May 25, 2004 (May 25, 2004)

                                MICROISLET, INC.
                                ----------------
               (Exact Name of Registrant as Specified in Charter)

           Nevada                     0-27035                   88-0408274
           ------                     -------                   ----------
(State or Other Jurisdiction    (Commission File Number)      (IRS Employer
     of Incorporation)                                      Identification No.)


6370 Nancy Ridge Drive, Suite 112, San Diego, California            92121
--------------------------------------------------------            -----
        (Address of Principal Executive Offices)                 (Zip Code)

                                 (858) 657-0287
                                 --------------
              (Registrant's telephone number, including area code)


================================================================================

ITEM 5.  OTHER EVENTS AND REGULATION FD DISCLOSURE

A.       Approval of Proposals by Shareholders

On May 25, 2004, the stockholders of MicroIslet, Inc. (the "Company") approved each of the following proposals as described in the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 27, 2004:


1. Elected John F. Steel IV, Hartoun Hartounian, Ph.D., Robert W. Anderson, M.D., Steven T. Frankel, and James R. Gavin III, M.D., Ph.D., as directors to serve for the next year and until their successors are elected.

2. Approved an amendment to the Company's Articles of Incorporation to increase the authorized number of shares of Common Stock from 50,000,000 to 100,000,000 shares.

3. Approved an amendment to the Company's Amended and Restated 2000 Stock Option Plan (the "2000 Plan") (i) to increase the maximum aggregate number of shares of the Company's Common Stock ("Common Stock") that may be issued under the 2000 Plan from 4,000,000 to 6,000,000, (ii) to increase the maximum aggregate number of shares of Common Stock that may be issued under the 2000 Plan pursuant to the exercise of tax-qualified incentive stock options to 6,000,000, and
         (iii) to state that no employee may be granted options within any fiscal year of the Company under the 2000 Plan to purchase more than 500,000 shares under options, except that a new employee shall be eligible to receive up to a maximum of 2,000,000 shares under options in the fiscal year in which he or she commences employment.

4. Ratified the selection of Deloitte & Touche LLP as independent auditors of the Company for its fiscal year ending December 31, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   MICROISLET, INC.


Date: May 25, 2004                 By: /s/ William G. Kachioff
                                       -----------------------------------------
                                           William G. Kachioff
                                           Secretary and Chief Financial Officer

MICROISLET APPROVED FOR AMEX LISTING
Thursday May 27, 5:00 pm ET

SAN DIEGO, May 27 /PRNewswire-FirstCall/ -- MicroIslet, Inc. (OTC Bulletin
Board: MIIS - News) today announced that its common stock has been approved for listing on the American Stock Exchange (Amex) and is expected to commence trading under the symbol "MII" effective with the opening of the market on Tuesday, June 1, 2004. The listing is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on Amex.

"We are very proud to have been approved for listing on the Amex; we see it as a significant milestone reflecting our scientific progress and the substantial strengthening of our balance sheet," said Haro Hartounian, Ph. D. President and Chief Operating Officer of MicroIslet. "We expect our listing to increase investor awareness and improve liquidity in our stock, and we believe the American Stock Exchange is a good choice for MicroIslet and its shareholders."

About MicroIslet

MicroIslet is a biotechnology company engaged in the research, development, and commercialization of patented technologies in the field of transplantation therapy for people with insulin-dependent diabetes. MicroIslet's patented islet transplantation technology, exclusively licensed from Duke University, includes methods for isolating, culturing, cryopreservation, and immuno-protection (microencapsulation) of islet cells. MicroIslet is working to develop and commercialize a first product, called MicroIslet-P(TM), a microencapsulated porcine islet cell suspension that will be used for transplantation in patients with insulin-dependent diabetes.

Except for the historical information contained herein, the matters set forth in this press release, including the expectation of development of new therapeutic products, and the impact of MicroIslet's products on diabetes patients, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the historical volatility and low trading volume of our stock, the risks and uncertainties inherent in medical treatment discovery, development and commercialization, the risks and uncertainties associated with MicroIslet's early stage xenotransplantation technologies, the risks and uncertainties of governmental approvals and regulation, MicroIslet's need to raise substantial additional capital to proceed through human clinical trials and bring any product to market, the risks that MicroIslet's competitors will develop or market technologies or products that are more effective or commercially attractive than MicroIslet's products, and other risks detailed from time to time in MicroIslet's most recent filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. MicroIslet disclaims any intent or obligation to update these forward-looking statements.

For more information, please visit our Web site at www.microislet.com.

For further information, please contact: William Kachioff, Vice President, Finance and Chief Financial Officer, MicroIslet, Inc., +1 858-657-0287, info@microislet.com.